IN THE MATTER OF

                      FILE NO. 70-9625

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

       CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24


       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              _________________________________

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

                  Monongahela Power Company
                   (d/b/a Allegheny Power)
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554
             __________________________________



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        THIS IS TO CERTIFY THAT in accordance with the terms
and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with
respect   thereto,   Applicants   have   carried   out   the
transactions listed below:

      1.  Holding Co. Release No. 27210, Monongahela  Power
          Company, on August 18, 2000, completed its acquisition of the outstanding securities of Mountaineer Gas Company from Eastern Systems Corporation for a total consideration of $323 million.

         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

                               ALLEGHENY ENERGY, INC.

                               /s/ MARLEEN BROOKS

                                Marleen Brooks
                                Secretary of Allegheny Energy, Inc.




Date: March 27, 2001